UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TIGER X MEDICAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14161L1091
(CUSIP Number)
Andrew A. Brooks, M.D. 2934 1/2 Beverly Glen Circle #203 Los Angeles, CA, 90077 (310) 274-2036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2011
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14161L1091

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).
Andrew A. Brooks, M.D.

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization
United States of America

Number Shares of Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	61,913,189 (a)(b)

	8.	Shared Voting Power

	9.	Sole Dispositive Power	61,913,189 (a)(b)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
61,913,189 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
☒ (b)

13.	Percent of Class Represented by Amount in Row (11)
26.9% (b)(c)

14.	Type of Reporting Person (see Instructions)
IN

(a)      Includes 90,000 shares of Common Stock of the Issuer subject to options exercisable within 60 days of the date hereof.

(b)      Excludes 34,255,292 shares of Common Stock of the Issuer held by Mr. Jonathan Brooks (representing approximately 14.9% of the Issuer's outstanding Common Stock). The Reporting Person acknowledges that he and Mr. Jonathan Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the Securities and Exchange Commission (the "SEC").  See Items 4 and 6 for additional information.  The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by Mr. Jonathan Brooks.

(c)      Percentage calculation based upon the 230,293,141 shares of Common Stock outstanding as of May 10, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 16, 2011.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated July 1, 2011 (the “Amendment”), amends and supplements the statement on Schedule 13D filed on September 8, 2008 (the “Original Schedule 13D”) by Andrew A. Brooks, M.D.  This Amendment relates to the common stock, par value $0.001 per share, of Tiger X Medical, Inc. (formerly known Cardo Medical, Inc. and before that as clickNsettle.com, Inc.), a Delaware corporation (the “Issuer”), and amends the statement as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by the Reporting Person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 1.                     SECURITY AND ISSUER

Item 1 is deleted in its entirety and replaced with the following text:

This Amendment amends the Original Schedule 13D and is filed with respect to the common stock, $0.001 par value (the “Common Stock”), of Tiger X Medical, Inc. The principal executive offices of the Issuer are located at 7625 Hayvenhurst Avenue, Suite #49, Van Nuys, CA 91406.

ITEM 2.                     IDENTITY AND BACKGROUND

Item 2 is deleted in its entirety and replaced with the following text:

(a)   The name of the Reporting Person is Mr. Andrew A. Brooks, M.D. (the “Reporting Person”).

(b)   The business address of the Reporting Person is Hayvenhurst Avenue, Suite #49, Van Nuys, CA 91406.

(c)   The Reporting Person is the Chief Executive Officer of the Issuer.

(d)   The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

ITEM 4.                     PURPOSE OF THE TRANSACTION

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Person acquired the shares described in Item 3 above for investment purposes.  The Reporting Person acknowledges that he and Mr. Jonathan Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the SEC.  Mr. Jonathan Brooks is the holder of 34,255,292 shares of the Issuer’s Common Stock (representing approximately 14.9% of the Issuer’s outstanding Common Stock) and the Reporting Person’s brother.  On July 1, 2011, Mr. Jonathan Brooks acquired 28,916,654 of such shares pursuant to a Purchase Agreement dated June 21, 2011 (the “Purchase Agreement”).  The summary description of the material terms of the Purchase Agreement set forth in this statement is qualified by reference to the Purchase Agreement, a copy of which is attached as Exhibit 1 to Schedule 13D filed with the SEC by Mr. Jonathan Brooks on July 1, 2011.The Reporting Person and Mr. Jonathan Brooks have discussed acting together to evaluate the composition of the Board of Directors of the Issuer and alternatives in this regard, including a change in the composition of the Board of Directors of the Issuer.  As part of this consideration, they are evaluating, among other things, nominating their own slate of directors (including Mr. Jonathan Brooks) for election at the Issuer’s next annual meeting and taking other steps, including calling a special meeting of stockholders or action by written consent in lieu of a meeting, to change the size of the Issuer’s Board of Directors, remove existing directors and/or elect directors to fill any resulting vacancies.

The Reporting Person from time to time, in his discretion, may review or reconsider his position regarding the shares reported herein and any other matters relating to the Issuer.

Except as set forth above, the Reporting Person has no present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.                     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is deleted in its entirety and replaced with the following text:

(a)   The Reporting Person beneficially owns 61,823,189 shares of the Issuer’s Common Stock, $0.001 par value, representing approximately 26.9% of the Issuer’s outstanding Common Stock.  See Item 4 above.

(b)   The following table sets forth the number of beneficially-owned shares of the Issuer’s Common Stock as to which the Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, (iii) shared power to vote or direct the voting, or (iv) shared power to dispose or direct the disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting Power	Shared Power of Disposition

Andrew A. Brooks, M.D.	61,913,189*	61,913,189*	0	0

______________________

*Includes 90,000 shares of stock held subject to options exercisable within 60 days of the date hereof.

(c)          See Item 4 above.

(d)         Not Applicable

(e)          Not Applicable

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is deleted in its entirety and replaced with the following text:

See Item 4.  Other than as set forth in Items 4 and 5 and in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011	/s/ Andrew A. Brooks, M.D.
Andrew A. Brooks, M.D.